FINANCIAL INFORMATION

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Daniels Corporate Advisory, Inc.We have also analyzed the analytical sections and their conclusions as derived from theAudited Financial Statements we prepared. We are in agreement as to their correctness aspresented in this document. We hereby consent to the use in the Registration Statement No. 333-169128(Form S-1) pertaining to the registration of  4,809,971 shares of common stock of Daniels Corporate Advisory, Inc. of our Audit Report dated August 18, 2011 with respect to the financial statement of Daniels Corporate Advisory, Inc. for the years ended November 30, 2010 and 2009. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

August 22, 2011